Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice of Postal Ballot for Tata Motors Limited (‘the Company’)

Mumbai, November 13, 2023: We would like to inform that the Postal Ballot Notice of the Company dated November 9, 2023 along with Explanatory Statement pursuant to the applicable provisions of the Companies Act, 2013 read with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Notice’) for seeking approval of the Members of the Company on the Ordinary Resolution forming part of the Notice, is available on the website of the Company at https://www.tatamotors.com/wp-content/uploads/2023/11/Notice-Postal-Ballot-Tata-Motors-Limited.pdf.

In compliance with the provisions of the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, and subsequent circulars issued in this regard, the latest being 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs, this Notice is being sent only through electronic mode to those members whose e-mail addresses are registered with the Company / Depositories / Registrar and Share Transfer Agent and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on November 3, 2023 (‘Cut-off date’). Accordingly, physical copy of the Notice is not being sent to the Members for this Postal Ballot.

The Company has engaged the services of National Securities Depository Limited (‘NSDL’) to provide remote e-Voting facility to its Members. The remote e-Voting period commences on Monday, November 13, 2023, from 9.00 a.m. (IST) and ends on Tuesday, December 12, 2023 at 5.00 p.m. (IST). The e-Voting module shall be disabled by NSDL thereafter. Please note that communication of assent or dissent of the Members would only take place through the remote e-Voting system. The instructions for remote e-Voting form part of the ‘Notes’ section to the Notice.

The Members whose e-mail address is not registered with the Company/Depositories, to receive the Notice, may register their e-mail address with the Company’s Registrar and Share Transfer Agent, TSR Consultants Private Limited, on or before 5:00 p.m. (IST) on Tuesday, December 5, 2023. The process for registration of e-mail address is provided in the enclosed Notice.

This is for the information of the Exchange and the members.

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.